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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        OCTEL COMMUNICATIONS CORPORATION
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                     77-0029449
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   (STATE OF INCORPORATION                           (I.R.S. EMPLOYER
       OR ORGANIZATION                             IDENTIFICATION NO.)

                  1001 MURPHY RANCH ROAD, MILPITAS, CA  95035
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       Securities to be registered pursuant to Section 12(b) of the Act:


    TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
    TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
    -------------------                       ------------------------------
            NONE                                           NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        PREFERRED SHARE PURCHASE RIGHTS
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                                (TITLE OF CLASS)


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                                (TITLE OF CLASS)
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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On August 1, 1990, Octel Communications Corporation (the "Company") filed a Registration Statement on Form 8-A (the "Registration Statement") with the Securities Exchange Commission (the "Commission") in order to register common share purchase rights issuable in accordance with the terms of the Common Shares Rights Agreement (the "Original Rights Agreement") between the Company and Bank of America NT & SA, as rights agent. On August 30, 1996, the Company filed an amendment to the Registration Statement with the Commission to reflect the fact that the Company and The First National Bank of Boston, as successor rights agent, entered into the Amended and Restated Common Shares Rights Agreement (the "Prior Rights Agreement"), which supersedes the Original Rights Agreement as originally executed

         On May 13, 1997, the Company and The First National Bank of Boston, as successor rights agent, entered into the Second Amended and Restated Rights Agreement (the "Amended Rights Agreement"), which supersedes the Prior Rights Agreement as originally executed. The Amended Rights Agreement is substantially the same as the Prior Rights Agreement as originally executed, with the following principal exceptions:

EXERCISABLE FOR PREFERRED STOCK

         Each Right is now exercisable, following the Distribution Date and until the occurrence of certain specified events, for 1/100 of a share of a new series of Preferred Stock designated "Series A Junior Participating Preferred Stock."

EXPIRATION DATE OF THE RIGHTS

         The term of the Amended Rights Agreement has been extended from August 29, 2006 to May 13, 2007.

TRIGGERING OWNERSHIP THRESHOLD

         The Prior Rights Agreement provided that the "flip-in" provision of the Rights would be triggered by an acquisition of 21% or more of the Company's Common Stock. The Amended Rights Agreement sets this threshold (the "Triggering Threshold") at 20% and explicitly gives the Company's Board of Directors the power to reduce the Triggering Threshold to 10%.

DISTRIBUTION DATE

         Under the Prior Rights Agreement, the Distribution Date was defined as the earlier of (i) 10 days (or such later date as may be determined by the Continuing Directors), following a public announcement that an "Acquiring Person" (as defined) has acquired, or obtained the right to acquire, beneficial ownership of a number of Common Shares equal to or greater than the Triggering Threshold (the "Shares Acquisition Date") or (ii) 10 days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of a number of Common Shares equal to or greater than the Triggering Threshold. Under the Amended Rights Plan, the Distribution Date is defined as the earlier of (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any person of, or of the first public announcement of the intention of any person to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of a number of Common Shares equal to or greater than the Triggering Threshold.




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AMENDMENT OF RIGHTS AGREEMENT

         The Prior Rights Agreement provided that the provisions of the Rights Agreement could be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement could be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption could be made at such time as (i) there is an Acquiring Person or
(ii) under certain circumstances, the majority of the directors in office shall have changed to new directors associated with a person or group intending to become an Acquiring Person.

         The Amended Rights Agreement provides that the Company may from time to time supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions with respect to the Rights which the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights. Without limiting the foregoing, the Company may at any time prior to such time as any Person becomes an Acquiring Person amend the Rights Agreement to lower the Triggering Threshold to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan) and (ii) 10%. Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of stockholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction (as defined) with an Interested Person (as defined).

ELIMINATION OF CERTAIN PROVISIONS

         The Amended Rights Agreement eliminates the permitted offer exceptions to the "flip-in" and "flip-over" provisions. The existing "flip- in" provisions in the Prior Rights Agreement provide that upon any person crossing the triggering ownership threshold (other than as a result of a "permitted offer") all of the Company's other stockholders would have the right to purchase additional shares of the Company at a 50% discount. "Permitted offers" were defined as acquisitions pursuant to tender offers deemed adequate and otherwise in the best interests of the Company by the Continuing Directors (as defined) of the Company. The "flip-over" provisions in the Prior Rights Agreement provided that if any company were to merge or otherwise combine with the Company or the Company were to sell 50% or more of its assets (other than in certain transactions consummated with persons who acquired shares pursuant to a permitted offer), each right would "flip-over" and become the right to purchase common stock of the acquiring company at a 50% discount. The "flip-in" and "flip-over" provisions, absent the permitted offer exceptions, remain in the Amended Rights Agreement.

         The Prior Rights Agreement provided an exception for a redemption following acquisitions in excess of the triggering ownership threshold if such redemption was in connection with a consolidation or merger in which





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the Company was not the surviving corporation, the acquiror had held more than
21% of the Company's Common Stock for at least three years and the redemption was approved by a majority of "continuing directors" (as defined). The Amended Rights Agreement eliminates this provision.

         The Prior Rights Agreement provided that Common Shares issued after the Distribution Date could be issued with Rights if such shares were issued
(i) upon the conversion of securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans unless such issuance would result in (or create a risk of) such options or plans not qualifying for otherwise available special tax treatment. The Amended Rights Agreement eliminates this provision.

         The Prior Rights Agreement provided that in the event that the Company did not have sufficient Common Shares available for all Rights to be exercised, or the Board decided that such action is necessary and not contrary to the interests of Rights holders, the Company could instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable. The Amended Rights Agreement eliminates this provision.

         The Prior Rights Agreement provided that the Rights could not be redeemed after the date of a change in a majority of the directors resulting from a proxy or consent solicitation, unless such redemption was approved by a majority of "continuing directors." "Continuing directors" was defined as directors who were in office when the Rights Plan was adopted or who were nominated by such directors and who were not affiliated with the acquiror. The Amended Rights Plan eliminates this provision and replaces it with a provision that provides in the event that a majority of the Board is replaced as a result of a consent solicitation, the Rights are not redeemable for 180 days following the effectiveness of such election (or the next annual meeting, if sooner) if such redemption is reasonably likely to have the purpose or effect of facilitating a business combination with or acquisition by any person who nominated any director so elected by written consent.

         In all other material respects, the disclosure concerning the Rights and the Rights Agreement as set forth in the Registration Statement is unchanged.

         The summary of the Amended Rights Agreement contained herein or in the Registration Statement as originally filed is qualified in its entirety by reference to the Amended Rights Agreement.

Item 2.  EXHIBITS.

                 1. Second Amended and Restated Rights Agreement, dated as of May 13, 1997 between Octel Communications Corporation and The First National Bank of Boston, including the form of Certificate of Designations, Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.





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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934 the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 13, 1997         OCTEL COMMUNICATIONS CORPORATION


                            By:  /s/ Derek S. Daley
                                ------------------------------------------------
                            Title: Vice President, General Counsel and Secretary
                                   ---------------------------------------------





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                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                  EXHIBIT
  -------     ----------------------------------------------------------------
     1        Second Amended and Restated Rights Agreement, dated as of
              May 13, 1997 between Octel Communications Corporation and The
              First National Bank of Boston, including the form of Certificate of Designations, Rights Certificate and the Summary of Rights
              attached thereto as Exhibits A, B and C, respectively.






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